SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                ----------------

                                 SCHEDULE 13D/A
                                (Rule 13d-101)

            INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
           TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                 RULE 13d-2(a)

                         (Amendment No. 9 TO SCHEDULE 13D)
                      Under the Securities Exchange Act of 1934

                             THE FIRST YEARS INC.
-----------------------------------------------------------------------
                                (Name of Issuer)


                    COMMON STOCK, PAR VALUE $1.00 PER SHARE
-----------------------------------------------------------------------
                         (Title of Class of Securities)


                                  337610109
-----------------------------------------------------------------------
                                 (CUSIP Number)

                             LAWRENCE J. GOLDSTEIN
			    SANTA MONICA PARTNERS, L.P.
				1865 PALMER AVENUE
                          LARCHMONT, NEW YORK 10538
                                 (914) 833-0875
-----------------------------------------------------------------------
                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)

-----------------------------------------------------------------------

             (Date of Event that Requires Filing of This Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [_].


          Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.


                         (Continued on following pages)
                              (Page 1 of 11 Pages)

CUSIP No. 337610109         13D/A                    Page 2 of 11 Pages
_______________________________________________________________________
1    NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

          SANTA MONICA PARTNERS, L.P.
          13-3100474
_______________________________________________________________________
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                 (a)
[X]
                                                                 (b)
[_]
_______________________________________________________________________
3    SEC USE ONLY

_______________________________________________________________________
4    SOURCE OF FUNDS

          WC
_______________________________________________________________________
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)
[_]
_______________________________________________________________________
6    CITIZENSHIP OR PLACE OF ORGANIZATION

          NEW YORK
_______________________________________________________________________
		7    SOLE VOTING POWER

  NUMBER OF         693,458

   SHARES
_________________________________________________________________
		8    SHARED VOTING POWER
BENEFICIALLY
                    None
  OWNED BY

_________________________________________________________________
    EACH       9    SOLE DISPOSITIVE POWER

  REPORTING         693,458

   PERSON
_________________________________________________________________
               10   SHARED DISPOSITIVE POWER
    WITH
                    None

_______________________________________________________________________
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     693,458
_______________________________________________________________________

CUSIP No. 337610109         13D/A                    Page 3 of 11 Pages

12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
SHARES

[_]
_______________________________________________________________________
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      8.37%
_______________________________________________________________________
14   TYPE OF REPORTING PERSON

     PN
=======================================================================
1    NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

          SMP ASSET MANAGEMENT LLC
_______________________________________________________________________
_______________________________________________________________________
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                 (a)
[X]
                                                                 (b)
[_]
_______________________________________________________________________
3    SEC USE ONLY

_______________________________________________________________________
4    SOURCE OF FUNDS

          OO
_______________________________________________________________________
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)
[_]
_______________________________________________________________________
6    CITIZENSHIP OR PLACE OF ORGANIZATION

          DELAWARE
_______________________________________________________________________
               7    SOLE VOTING POWER

  NUMBER OF         693,458

   SHARES
_______________________________________________________________________
               8    SHARED VOTING POWER
BENEFICIALLY
                    None
  OWNED BY
______________________________________________________________________
    EACH       9    SOLE DISPOSITIVE POWER

CUSIP No. 337610109          13D/A                  Page 4 of 11 Pages

 REPORTING         693,458

   PERSON
_________________________________________________________________
               10   SHARED DISPOSITIVE POWER
    WITH
                    None

_______________________________________________________________________
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     693,458
______________________________________________________________________
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
SHARES

[_]
_______________________________________________________________________
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     8.37%
_______________________________________________________________________
14   TYPE OF REPORTING PERSON

     OO (LLC)
_______________________________________________________________________

The inclusion of SMP Asset Management LLC in this Statement shall not be construed as an admission that such party is, for purposes of
Section 13(d) of the Securities Exchange Act of 1934, the beneficial owner of any securities covered by this Statement.

=======================================================================
1    NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

          LAWRENCE J. GOLDSTEIN

_______________________________________________________________________
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                 (a)
[X]
                                                                 (b)
[_]

_______________________________________________________________________
3    SEC USE ONLY

_______________________________________________________________________
4    SOURCE OF FUNDS

          PF, OO
_______________________________________________________________________

CUSIP No. 337610109         13D/A                    Page 5 of 11 Pages

5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)
[_]

_______________________________________________________________________
6    CITIZENSHIP OR PLACE OF ORGANIZATION

          UNITED STATES
_______________________________________________________________________
               7    SOLE VOTING POWER

  NUMBER OF         704,458

   SHARES
_________________________________________________________________
               8    SHARED VOTING POWER
BENEFICIALLY
                    None
  OWNED BY

_________________________________________________________________
    EACH       9    SOLE DISPOSITIVE POWER

  REPORTING         704,458

   PERSON
_________________________________________________________________
               10   SHARED DISPOSITIVE POWER
    WITH
                    None

_______________________________________________________________________
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     704,458

_______________________________________________________________________
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
SHARES

[_]

_______________________________________________________________________
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     8.52%
_______________________________________________________________________
14   TYPE OF REPORTING PERSON

     IN
_______________________________________________________________________

CUSIP No. 337610109         13D/A                    Page 6 of 11 Pages


_______________________________________________________________________
1    NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

         L.J. Goldstein & Company Incorporated Pension Plan
         13-3129010
_______________________________________________________________________
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                 (a)
[X]
                                                                 (b)
[_]
_______________________________________________________________________
3    SEC USE ONLY

_______________________________________________________________________
4    SOURCE OF FUNDS

          WC
_______________________________________________________________________
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)
[_]

_______________________________________________________________________
6    CITIZENSHIP OR PLACE OF ORGANIZATION

          New York
_______________________________________________________________________
               7    SOLE VOTING POWER

  NUMBER OF         11,000

   SHARES
_________________________________________________________________
               8    SHARED VOTING POWER
BENEFICIALLY
                    None
  OWNED BY

_________________________________________________________________
    EACH       9    SOLE DISPOSITIVE POWER

  REPORTING         11,000

   PERSON
_________________________________________________________________
               10   SHARED DISPOSITIVE POWER
    WITH
                    None

_______________________________________________________________________

CUSIP No. 337610109           13D/A                  Page 7 of 11 Pages

11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     11,000
_______________________________________________________________________
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
SHARES

[_]
_______________________________________________________________________
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     0.13%
_______________________________________________________________________
14   TYPE OF REPORTING PERSON

     EP
______________________________________________________________________




                       THE FIRST YEARS INC. SCHEDULE 13D
                                 AMENDMENT NO. 9

Item 1.  Security and Issuer.

This statement on Schedule 13D (this "Statement") relates to the common stock with $1.00 par value (the "Shares") of The First Years, Inc. (the "Issuer"). The principal offices of the Issuer are located at One Kiddie Drive, Avon, Massachusetts 02322-1171.

Item 2.   Identity and Background.

(a) Pursuant to Rule 13d-1(k)(1) promulgated under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), this Statement is being filed by Santa Monica Partners, L.P., a New York limited partnership ("Santa Monica Partners"). This Statement is also being filed on behalf of SMP Asset Management LLC, a Delaware limited liability company that acts as the general partner of Santa Monica Partners ("SMP Asset Management"), Lawrence J. Goldstein, the president and sole owner of SMP Asset Management, and L.J. Goldstein & Company Incorporated Pension Plan, a pension plan for the benefit of Mr. Goldstein (the "Pension Plan").

(b)-(c) The principal business of Santa Monica Partners is to invest in securities with the objective of preserving principal, building net worth, and achieving long-term capital growth for its investors. The principal business of SMP Asset Management is to provide investment advice to and to manage the business and affairs of Santa Monica Partners. Mr. Goldstein's principal occupation is providing investment advice to and supervising the business and affairs of SMP Asset Management, and indirectly, Santa Monica Partners. The Pension Plan invests its assets for the purpose of funding retirement benefits

CUSIP No. 337610109           13D/A                  Page 8 of 11 Pages

for Mr. Goldstein. The principal business address of Santa Monica
Partners, SMP Asset Management, Mr. Goldstein and the Pension Plan (collectively, the "Reporting Persons") is 1865 Palmer Avenue,
Larchmont, New York 10538.

(d) To the best knowledge of the Reporting Persons, during the last five years, none of the Reporting Persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) To the best knowledge of the Reporting Persons, during the last five years, none of the Reporting Persons has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction or is subject to any judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or a finding of any violation with respect to such laws.

(f) Mr. Goldstein is a citizen of the United States.

Item 3.  Source and Amount of Funds or Other Consideration.

The source of all funds for purchases of the Shares by Santa Monica Partners was the working capital of Santa Monica Partners. The source of all funds for purchases by SMP Asset Management was the working capital of Santa Monica Partners, which is managed by SMP Asset Management. The source of all funds for purchases of Shares by the Pension Plan was the working capital of the Pension Plan. The source of all funds for purchases by Mr. Goldstein in his individual capacity was personal funds. In addition, Mr. Goldstein may be deemed to be the beneficial owner of shares purchased by Santa Monica Partners and the Pension Plan which were made with the working capital of Santa Monica Partners and the Pension Plan, respectively. The personal funds and working capital may, at any given time, include margin loans made by brokerage firms in the ordinary course of business.

Item 4.  Purpose of Transaction.

The Reporting Persons have acquired the Shares for investment purposes and intend to review on a continuing basis their investments in the Issuer and may, depending upon their evaluation of the Issuer's business and prospects and upon future developments, determine to increase or decrease, or continue to hold as an investment, or dispose of, the shares in the Issuer.

Item 5.  Interest in Securities of the Issuer.

(a) As of the date of this Schedule 13D, Santa Monica Partners beneficially owns in the aggregate 693,458 Shares, constituting 8.37% of the outstanding Shares. SMP Asset Management, as the sole general partner of Santa Monica Partners, may be deemed indirectly to own beneficially (as that term is defined in Rule 13d-3 under the Exchange
Act) the Shares in which Santa Monica Partners may be deemed

CUSIP No. 337610109           13D/A                  Page 9 of 11 Pages

to possess direct beneficial ownership. Mr. Goldstein, as president and sole owner of SMP Asset Management, may be deemed to have indirect beneficial ownership of the Shares which SMP Asset Management may beneficially own. Mr. Goldstein disclaims beneficial ownership of such Shares for all other purposes. Mr. Goldstein beneficially owns in his individual capacity 1,000 Shares, constituting .06% of the outstanding Shares. In addition, the Pension Plan beneficially owns in the aggregate 11,000 Shares, constituting .13% of the outstanding Shares, and Mr. Goldstein may also be deemed to have indirect beneficial ownership of the Shares which the Pension Plan beneficially owns.

(b) Santa Monica Partners has the sole power to vote or direct the vote of 693,458 Shares and the sole power to dispose or direct the disposition of such Shares. SMP Asset Management, as sole general partner of Santa Monica Partners, may be deemed to have the sole power to vote or direct the vote of the Shares held by Santa Monica Partners, and the sole power to dispose or direct the disposition of such Shares. Mr. Goldstein, as president and sole owner of SMP Asset Management, may be deemed to have the power to vote or to direct the vote and to
dispose or to direct the disposition of such Shares.   Mr. Goldstein
possesses the sole power to vote and dispose of the 1,000 Shares beneficially owned by him in his individual capacity. In addition, the Pension Plan has the sole power to vote or direct the vote of 11,000 Shares and the sole power to dispose or direct the disposition of such Shares. Mr. Goldstein, as trustee of the Pension Plan, may be deemed to have the sole power to vote or direct the vote of the Shares held by the Pension Plan and the sole power to dispose or direct the disposition of such Shares.

(c) No Reporting Person effected transactions in shares of the issuer during the past 60 days.

(d) No other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Shares covered by this Statement.

(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

To the best of the knowledge of the Reporting Persons, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the Reporting Persons or between the Reporting Persons and any other person with respect to any securities of the Issuer, including but not limited to transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies, except as follows: (i) the partnership agreement of Santa Monica Partners contains provisions whereby SMP Asset Management may, after certain adjustments, receive a percentage of profits, if any, derived from Santa Monica Partner's

CUSIP No. 337610109           13D/A                  Page 10 of 11

Pages investments, and (ii) the terms of the Pension Plan provide for benefits to be paid to Mr. Goldstein upon his retirement.

Item 7.  Material to be filed as Exhibits.

1.	Santa Monica Partners wrote to The Chairman of the Board and The
Board of Directors of The First Years on December 5, 2003,
December 11, 2003 and again on December 15, 2003 concerning the payment date of the fourth quarter dividend.

The first letter (December 5, 2003) reminded the Board of Directors of a suggestion made directly to them in person on July 24, 2003, to pay the fourth quarter dividend not in late December but rather in early January in order to enable shareholders to defer income tax payments until April 2005, and asked why it was rejected apparently out of hand.

The second letter (December 11, 2003) asked why neither Chairman
Ron Sidman nor CFO John Beals, who telephoned at the Chairman's request, to "discuss it", could provide no reason for the failure to follow the suggestion.

The third (December 15, 2003) letter summed up the situation and repeated the request for an explanation.




                                   SIGNATURES


     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  October 20, 2003
                                        SANTA MONICA PARTNERS, L.P.
                                        By: SMP ASSET MANAGEMENT LLC

                               	    By: /s/LAWRENCE J. GOLDSTEIN
                                       --------------------------------
                                       Lawrence J. Goldstein, President


                                        SMP ASSET MANAGEMENT LLC

                                        By: /s/LAWRENCE J. GOLDSTEIN
                                       --------------------------------
                                       Lawrence J. Goldstein, President


                                        /s/LAWRENCE J. GOLDSTEIN
                                       --------------------------------
                                       Lawrence J. Goldstein

CUSIP No. 337610109           13D/A                 Page 11 of 11 Pages

                     L.J. GOLDSTEIN & COMPANY INCORPORATED PENSION PLAN

                                        By: /s/LAWRENCE J. GOLDSTEIN
                                       --------------------------------
                                        Lawrence J. Goldstein, Trustee




Attention. Intentional misstatements or omissions of fact constitute federal criminal violations (see 18 U.S.C. 1001).

LETTER 1: DECEMBER 5, 2003

SANTA MONICA PARTNERS, L.P.
1865 PALMER AVENUE
LARCHMONT, NY  10538

914.833.0875  ~  FAX: 914.833.1068
WWW.SMPLP.COM

LAWRENCE J. GOLDSTEIN
GENERAL PARTNER

EMAIL: ljgoldstein@bloomberg.net


December 5, 2003

Mr. Ron J. Sidman
Chairman of the Board, Chief Executive Officer, and President
The First Years Inc
One Kiddie Drive
Avon Massachusetts 02322-1171


Dear Ron:

When I appeared before the Board of Directors on July 24th, you and the entire Board will recall that among my parting words of advice was the suggestion not to pay the fourth Quarter 2003 dividend on December 15th but to wait until January 2, 2004.

The reasoning was simple. By waiting just two weeks to pay the dividend, you make the payment a 2004 tax year event and not a 2003 current year event. This means taxes payable by shareholders on the dividend if paid on January 2, 2004 would not be due until more than a year later in April, 2005. This imparts a benefit to all tax paying shareholders.

But by doing what you have now done, paying the dividend December 15, 2003?, the taxes payable by shareholders will be due April 15, 2004, just four months from now.

Tax paying Shareholders could have had use of the entire cash dividend for a full 16 months if had you waited just two weeks more to pay the dividend in early 2004 instead of paying it in late 2003, so that stockholders must now pay state and Federal taxes on the dividend by this coming April 15 instead of your having enabled us all to hold 100% of the cash dividend until April of 2005.

By delaying this dividend payment a mere two weeks, shareholders could have had a benefit, use of the entire dividend payment for one year
longer, and it would not have cost the company anything.   In fact, it
would have enabled the company to benefit as well by earning another two weeks of interest income on the roughly half million-dollar dividend payment.

Delaying the dividend payment date for just two weeks was such a simple and easy and shareholder friendly thing to have done.

You yourself as the largest shareholder would have benefited, as would the rest of the shareholders who continue to believe in this company. By not doing this, you demonstrate a lack of understanding of Finance 101 and fail to comply with Shareholder Relations 101.

As for the Board, one can only suppose they do not care about this "small matter" because not one Board Member outside of your family hold any shares directly (with minor exception) and only hold large amounts of stock options, the reverse of shareholders, and thus did not even consider or could not understand or take seriously even a small shareholder friendly suggestion such as we suggested back on July 24th, to pay the December dividend on January 2, 2004 and not December 15, 2003.

Ron why did you choose to ignore us and not heed our request and advice? Please, I would like to know and understand your reasoning. I think we all would.

Warmly,

Larry

Lawrence J. Goldstein

LJG/es

*FIRST YEARS INC ("KIDD-HQ2")

KIDD Pays .06 Per Dividend
Amount: .06
X-Date: 11/25/2003
Record Date: 11/28/2003
Payment Date: 12/15/2003
Dividend Type: XC - Cash Dividend
Stock Amount: 0

LETTER 2: DECEMBER 11, 2003

SANTA MONICA PARTNERS, L.P.
1865 PALMER AVENUE
LARCHMONT, NY  10538

914.833.0875  ~  FAX: 914.833.1068
WWW.SMPLP.COM

LAWRENCE J. GOLDSTEIN
GENERAL PARTNER

EMAIL: ljgoldstein@bloomberg.net


December 11, 2003

Mr. Ron J. Sidman
Chairman of the Board, Chief Executive Officer, and President
The First Years Inc
One Kiddie Drive
Avon Massachusetts 02322-1171

Dear Ron:

I just hung up the telephone on John Beals telephone call to me.

Ron, I appreciated your thoughtfulness in having your CFO call me. However, I was unable to learn why you are paying the dividend in December and not delaying payment to January, a new tax year.

No one said the Board of Directors did not "consider" my suggestion made July 24,2003 to please delay payment of the scheduled year end December 15, 2003 payment until January 2, 2003 for the benefit of every tax paying shareholder (which is far and away most of them, according to my examination and analysis of the shareholdings), but it is very clear now from John's opening words to me just moments ago, that the directors "did not want to change the payment date", that they gave the suggestion short shrift, and probably forgot all about it until I wrote to you upon seeing the dividend declared on December 5.

This of course is evidence of the fact that the Board of Directors did not give the payment date any serious consideration way in advance of the announcement date on December 5 and clearly did not even want to consider it following my making this point at the July 24th Board of Directors meeting.

First of all, John Beals would not tell me what factors were considered in determining why it was better to pay the dividend in the closing days of 2003 rather than delay payment until the opening days of 2004. I asked him if he could list some of the factors that the Board of Directors considered in the determination of the December payment in their preference to making a January payment.

He could not and that is clearly the reason he would not.

Paying the dividend to individual shareholders in December is a shareholder unfriendly thing to do. Far and away shareholders of KIDD are taxpayers. You and I are and the Board of Directors is as well. All employees are taxpayers. All the mutual funds have taxpaying holders and the mutual funds only own about 25% of KIDD shares, many have IRA's as shareholders to whom a dividend in December or January would make little or no difference whatever.

So all in all, about 75% of shares are held by individuals and the majority I will bet you anything are taxpayers. All of us would have benefited from a year's grace on payment of income taxes from receipt of cash income.

But I submit to you that when I asked John, "did the board make a pile of all the reasons to pay the dividend in December and another pile of all the reasons to pay the dividend in January; which pile was higher?" He said, "I am not going to get into that."

Give me a break Ron; please don't take me for a fool or for someone born yesterday. I do not view you that way.

If you and the Board of Directors had good reasons, or even a good reason, to pay the dividend in December and not in January, then why couldn't John have "gotten into that"?

He couldn't, it became clear, because the Board of Directors did not consider my suggestion last July 24th, did not even think about it, did not take it seriously and probably did not take the payment date as an important enough matter to debate or discuss or ask questions about. It was probably placed in front of them without any forethought and rubber stamped as a trivial and unimportant and non-controversial matter.

That this Company gets a zero in Finance 101, and a failure in Shareholder Relations101 comes as no surprise. But what does come as a surprise is your complete failure to seriously and fully consider any suggestions a shareholder makes. Why is this Ron?

In this case the Company would have earned a bit more interest on the cash to be paid out in dividends -- 22+ days more to be precise, since from December 15 to the first real business day of 2004 will be a period of 22 days.

Is this fair treatment of shareholders? Is this fair treatment of a longstanding shareholder's suggestion? Is this not giving short shrift to a perfectly reasonable suggestion? Is this anyway to run a public Company?

I ask you Ron, and the Board of Directors; what exactly was it that convinced you to pay the dividend December 15th and not delay it until January 5, 2004?

Warmly,

Larry

Lawrence J. Goldstein
LJG/es


LETTER 3: DECEMBER 15, 2003

SANTA MONICA PARTNERS, L.P.
1865 PALMER AVENUE
LARCHMONT, NY  10538

914.833.0875  ~  FAX: 914.833.1068
WWW.SMPLP.COM

LAWRENCE J. GOLDSTEIN
GENERAL PARTNER

EMAIL: ljgoldstein@bloomberg.net


December 15, 2003

Mr. Ron J. Sidman
Chairman of the Board, Chief Executive Officer, and President
The First Years Inc
One Kiddie Drive
Avon Massachusetts 02322-1171


Dear Ron:

I made a suggestion. The board rejected it. When I asked why neither you nor John Beals, who telephoned me at your request to "discuss it", could provide a reason for doing so

Will you explain this please?

Why did you choose to ignore our suggestion to pay the dividend in the opening days of 2004 instead of late In December 2003 so as to save taxpaying shareholders from having to pay income taxes in April 2003, while at the same time enabling the Company to earn some additional interest income?

Why did you not consider our suggestion a very desirable and sound financial policy and a win win strategy for both The First Years shareholders and the Company?

Again, I ask you Ron, and the Board of Directors; what exactly was it that convinced you to pay the dividend December 15th and not delay it until January 5, 2004?

Warmly,

Larry

Lawrence J. Goldstein

LJG/es